ENTRAVISION COMMUNICATIONS CORPORATION 2425 Olympic Blvd., Suite 6000 West Santa Monica, CA 90404 T 310.447.3870 F 310.447.3899

May 27, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Collin Webster

Re:	Entravision Communications Corporation
Form 10-K for period ended December 31, 2007
Filed March 17, 2008
File No. 001-15997

Ladies and Gentlemen:

We respectfully submit below the responses of Entravision Communications Corporation, a Delaware corporation (“Entravision”), to the comments of the SEC Staff contained in your letter dated May 13, 2008. For your convenience, we have included each of your comments from that letter, immediately followed by Entravision’s response. Along with its EDGAR-filed copy, Entravision is concurrently transmitting via facsimile a courtesy hard copy of its response to the Staff.

Comment #1:

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 40

We note your disclosure relating to the non-GAAP financial measure of consolidated adjusted EBITDA. In future filings, please make clear that consolidated adjusted EBITDA is also used by management in executive compensation decisions.

Response:

In future filings, we will make clear that consolidated adjusted EBITDA is also used by our management in executive compensation decisions.

Comment #2:

Item 11.	Executive Compensations page 62

We note that you have not included the “Option exercises and stock vested table.” Please confirm that none of your named executive officers exercised options in 2007.

Response: We confirm that none of our named executive officers exercised options in 2007.

We acknowledge that:

•	Entravision is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Entravision may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at (310) 447-3895.

Sincerely,

/s/ Marissa de la Rosa
Marissa de la Rosa
Deputy General Counsel

cc:	Walter F. Ulloa
Philip C. Wilkinson
John F. DeLorenzo
Mark A. Boelke, Esq.
Lance Jon Kimmel, Esq.

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